SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35285; File No. 812-15486 Axonic

Alternative Income Fund, et al.

July 25, 2024

AGENCY:  Securities and Exchange Commission ("Commission" or "SEC").

ACTION:  Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment

Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint

transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under

the Act.

Summary of Application:  Applicants request an order to permit certain business development

companies ("BDCs") and closed-end management investment companies to co-invest in portfolio

companies with each other and with certain affiliated investment entities.

Applicants:  Axonic Alternative Income Fund, Axonic Credit Opportunities Master Fund, LP,

Axonic Residential Mortgage Fund LP, Axonic Special Opportunities SBL Master Fund, LP,

Axonic Commercial Real Estate Fund II, LP, Axonic Commercial Real Estate Debt Master Fund,

LP, Axonic Structured Opportunities Master Fund, LP, Axonic Multifamily Bridge Master Fund,

LP, Axonic Multifamily Bridge Fund, LP, Axonic Private Credit Master Fund I, LP, Axonic

International Fund, LP, and Axonic Capital LLC.

Filing Dates:  The application was filed on July 17, 2023, and amended on December 28, 2023,

and April 8, 2024.

Hearing or Notification of Hearing:  An order granting the requested relief will be issued unless

the Commission orders a hearing.  Interested persons may request a hearing on any application by

e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a

copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or

personally or by mail, if a physical address is listed for the relevant Applicant below.   Hearing requests should be received by the Commission by 5:30 p.m. on August 19, 2024, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service.  Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES:  The Commission:  Secretarys-Office@sec.gov.  Applicants:  Jeffrey Skinner, Esq., Kilpatrick Townsend & Stockton LLP, at jskinner@ktslaw.com; with copies to Jess Saypoff, General Counsel, Axonic Capital LLC, at jsaypoff@axoniccap.com, Kate McCurry, Esq., Kilpatrick Townsend & Stockton LLP, at kmccurry@ktslaw.com, and Josh Breen, Esq., Kilpatrick Townsend & Stockton LLP, at jbreen@ktslaw.com.

FOR FURTHER INFORMATION CONTACT:  Neil Lombardo, Senior Special Counsel, or Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION:  For Applicants' representations, legal analysis, and conditions, please refer to Applicants' second amended and restated application, dated April 8, 2024, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at,

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html.  You may also call the SEC's

Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

**Sherry R. Haywood,**

*Assistant Secretary.*